FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated September 8, 2023

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 8 September, 2023

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 8 September 2023
Share Buy-Back Programme

Exhibit 99

Share Buy-Back Programme - Commencement of Fourth Tranche

London - Unilever PLC announces the commencement of the fourth and final tranche of its programme to buy back shares with an aggregate market value equivalent of up to €3 billion.

On 10 February 2022, Unilever PLC announced its fourth quarter and full year 2021 results and a share buyback programme of up to €3 billion to be conducted over the next two years (the "Programme").

On 23 March 2022, Unilever PLC announced the commencement of the first tranche of the Programme for an aggregate market value equivalent to €750 million.

On 6 September 2022, Unilever PLC announced the commencement of the second tranche of the Programme for an aggregate market value equivalent to €750 million.

On 17 March 2023, Unilever PLC announced the commencement of the third tranche of the Programme for an aggregate market value equivalent to €750 million.

Unilever PLC now announces the commencement of the fourth and final tranche of the Programme (the "Fourth Tranche") for an aggregate market value equivalent to €750 million which will be bought back in the form of Unilever PLC ordinary shares.

The purpose of the Fourth Tranche is to reduce the capital of Unilever PLC and it will take place within the limitations of the authority granted to the Board of Unilever PLC by its general meeting, held on 3rd May 2023, pursuant to which the maximum number of shares to be bought back by Unilever PLC is 253,000,000.

The Fourth Tranche will commence on 8 September 2023 and will end on or before 22 December 2023.

Unilever PLC has entered into non-discretionary instructions with Merrill Lynch International to conduct the Fourth Tranche on its behalf and to make trading decisions under the Fourth Tranche independently of Unilever PLC.

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

Press-Office.London@Unilever.com

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to Unilever's share buyback programme, its purpose and timetable. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022 available on our corporate website www.unilever.com.